Exhibit 99.1

MEDIA RELEASE 8/31/22

Aesther Healthcare Acquisition Corp. Has Entered Into an Agreement and Plan of Merger with Ocean Biomedical, Inc., a Next-Generation Biopharma Company, to List on NASDAQ

●	Ocean Biomedical’s innovative business model bridges the ‘bench-to-bedside’ gap by accelerating the commercialization of innovative assets from research universities and medical centers.
●	Ocean Biomedical’s initial core portfolios in oncology, fibrosis, and infectious diseases – all based on new target discoveries enabling first-in-class drug and vaccine candidates – have been developed through grants totaling $123.9 million.
●	Key members of Ocean Biomedical’s experienced management team have demonstrated strategic, scientific, and commercial expertise in the biopharma industry.
●	The combined company is designed to have a diversified pipeline with multiple ‘shots-on-goal’ across varying indications and therapeutic areas, built from relationships with leading research institutions.
●	The combined company plans to leverage its core portfolios into adjacent diseases with similar biological pathways, identify additional innovative research discoveries, and expand work with scientists and their institutions to efficiently bring new discoveries to market.
●	Pro forma enterprise value of the combined company is expected to be approximately $345 million, assuming no redemptions of current Aesther public stockholders, with the proposed business combination expected to be completed in Q4 2022.
●	Aesther signed a Confirmation Agreement for an up to $40 million committed backstop by Vellar Opportunity Fund SPV LLC - Series 3.
●	The combined company will be renamed “Ocean Biomedical, Inc.” and its common stock and warrants are expected to be listed on Nasdaq, under the symbols “OCEA” and “OCEAW,” respectively, upon closing of the transaction.

August 31, 2022 07:45 AM Eastern Standard Time

New York, NY— Aesther Healthcare Acquisition Corp (NASDAQ: AEHA) (“Aesther”), a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or similar business combination with one or more businesses, today announced that it has entered into an Agreement and Plan of Merger with Ocean Biomedical, Inc. (“Ocean Biomedical”), a next-generation biopharma company, (the “Merger Agreement”). The combined company will work to accelerate the development of Ocean Biomedical’s core assets in oncology, fibrosis, and infectious diseases, all based on new target discoveries enabling first-in-class drug and vaccine candidates – developed through past and ongoing grants totaling $123.9 million.

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Upon closing of the merger transaction (the “Transaction”), Ocean Biomedical will be a wholly owned subsidiary of Aesther and Aesther will change its name to Ocean Biomedical, Inc. and its common stock and warrants are expected to be listed on Nasdaq, under the symbols “OCEA” and “OCEAW,” respectively.

Ocean Biomedical was co-founded by Dr. Chirinjeev Kathuria MD, an investor, physician, and entrepreneur who is a graduate of Brown University’s Alpert School of Medicine, and Stanford University’s Graduate School of Business.

Dr. Jack A. Elias MD and Dr. Jake Kurtis MD/PhD are the scientific co-founders of Ocean Biomedical. Dr. Elias is an internationally renowned lung specialist who has made seminal discoveries in lung cancer, pulmonary fibrosis, asthma and COPD. He has served as Chief of Pulmonary and Critical Care Medicine and Chairman of the Department of Internal Medicine at Yale School of Medicine and Yale New Haven Hospital. He subsequently served as Dean of Biology and Medicine at the Warren Alpert Medical School of Brown University and Senior Vice President for Health Affairs at Brown University between 2017 and 2022 and is presently the Warren Alpert Professor of Translational Sciences in Internal Medicine and Molecular Microbiology and Immunology at Brown University. Dr. Kurtis is a groundbreaking global health and infectious disease expert who serves as the Chair of Pathology and Laboratory Medicine at Brown, and Executive Director of Brown’s MD-PhD program.

Ocean Biomedical’s Chief Executive Officer is Elizabeth Ng, a graduate of the Massachusetts Institute of Technology, and Stanford University’s Graduate School of Business. She has held strategy/portfolio management leadership roles at Gilead Sciences, Merck and Co, and BioMarin Pharmaceutical.

Around its core scientists and CEO, Ocean Biomedical has gathered a world-class biopharma management team to guide discoveries through clinical testing, and continue building its diverse portfolio into adjacent diseases with similar biological pathways.

● Oncology. Ocean Biomedical is developing several cancer drugs based on discoveries of targets that regulate multiple cancer-inducing pathways including a recently discovered master regulator of antitumor immune responses. They are being used to target non-small cell lung cancer and glioblastoma multiforme, a devastating form of brain cancer.

● Fibrosis. Ocean Biomedical has identified and is developing a small molecule which has demonstrated efficacy and favorable safety signals  in animal models. It is being used to target multiple fibrotic diseases, including Idiopathic Pulmonary Fibrosis (IPF), and Hermansky-Pudlak Syndrome, a rare ‘orphan disease’ with no known treatment.

● Infectious Diseases. Ocean Biomedical is accelerating development of a uniquely powerful malaria vaccine   and several malaria therapeutics that target newly discovered pathways.

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● Discovery Platform. Ocean Biomedical plans to deploy the proprietary discovery platform that led to its malaria breakthroughs to target similarly intransigent disease challenges.

Innovative Targets for Global Unmet Needs

Oncology

●	Ocean Biomedical’s novel target in oncology is Chitinase 3-Like1 (CHI3L1), a key regulator of many visceral tumors regardless of the genetic mutations that drive them. Ocean’s proprietary mono-specific and bispecific antibodies are the first to target CHI3L1 . The efficacy proof of concept is an 85-95% reduction in primary and metastatic tumor burden in multiple animal models in the absence of adverse effects. Monoclonal antibodies (mAbs), such as CHI3L1, are generally well-tolerated in humans given their inherent target specificity. CHI3L1 is also an excellent biomarker: with serum and tissue levels which predict severity and prognosis in multiple tumor types. Ocean Biomedical seeks to address major unmet needs in its initial indications with the mAb for lung cancer and the bispecific antibody for brain cancer. These antibodies also synergize with existing therapeutics to enhance their potency and the duration of their beneficial effect. There is potential for expansion beyond lung and brain cancer to other visceral cancers such as to breast, liver, colon, and others.

Needs Addressed

❖	Non-small cell lung cancer (NSCLC) is the leading cause of cancer death and second most diagnosed cancer in the US. NSCLC affects approximately 460,000 people in the U.S. and accounts for about 85% of new lung cancers. NSCLC continues to rank among the cancers with the lowest 5-year survival rates. Early diagnosis is essential, as 40%-50% of patients are diagnosed with Stage IV disease. Currently, NSCLC is primarily being treated by surgical resection with curative intent, although radiation and chemotherapy have also been employed. Drugs that target components of the antitumor immune response such as the PD-1/PD-L1/PD-L2 axis have improved therapeutic responses. However, only a minority of patients that get these drugs respond to them and the responses that are seen are often not durable. As a result, it is clear that new treatments are urgently needed.

❖	Glioblastoma multiforme (GBM) is a lethal type of brain tumor that affects approximately 28,000 people in the U.S. The median survival time is about 15 months, and 5-year survival is just 8% for those aged 45-54 and 5% for those aged 55-64. About 25% of GBM patients are not actively treated due to rapid disease progression. Treatment usually involves surgery, followed by chemotherapy and radiation. No curative therapies exist for the disease and there have been multiple pipeline failures. It represents a massive unmet medical need.

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Fibrosis

●	Ocean Biomedical’s small molecule candidate in fibrosis addresses a novel target, Chitanse 1 (Chit1), a key regulator of tissue damage and remodeling, and has the potential to be disease-modifying. The small molecule candidate has demonstrated an 85-90% reduction in collagen accumulation in 4 animal models of pulmonary fibrosis. It has also shown good safety signals and was well-tolerated in other companies’ prior clinical studies.

Needs Addressed

❖	Idiopathic Pulmonary Fibrosis (IPF) is a progressive disease that results in irreversible loss of lung function, with high morbidity and mortality rates. IPF prevalence in the US has been reported to range from 10 to 60 cases per 100,000 while in Europe it ranges from 1.3 to 32.5 cases per 100,000 people. Prevalence is much higher in patients over 50 and is also higher in males. There are two drugs approved for use in treating IPF, but they only slow decline in lung function. In addition, they have significant side-effects, and a high proportion of patients choose not to take the drug therapy.

❖	Hermanksy-Pudlak Syndrome (HPS) is a rare, genetic disease. Symptoms are severe including highly penetrable pulmonary fibrosis, oculocutaneous albinism, and bleeding due to platelet dysfunction, and colitis. HPS-related pulmonary fibrosis occurs early in life (30’s-40’s) and patients have a 10-12 year mean survival rate. There are currently no approved therapeutics for HPS-related pulmonary fibrosis. Patients often resort to off-label use of IPF therapeutics which have not shown efficacy in HPS and which have severe side-effects.

Infectious Diseases

●	Ocean Biomedical’s vaccine and therapeutic candidates use a groundbreaking approach to target Malaria , one of the world’s most intractable diseases. Malaria is caused by parasites and transmitted through the bites of infected mosquitoes. The deadliest of these parasites is Plasmodium falciparum, and Ocean Biomedical’s vaccine and therapeutic candidates target PfGARP and PfSEA-1 –novel targets discovered by Scientific Co-Founder Dr. Jake Kurtis – that are critical for this parasite’s survival. The proof of concept has been established with 100% killing of malaria parasites in in-vitro assays, and greater than 90% killing of malaria parasites in mRNA-based immunization of non-human primates . The targets have no homology to any human protein and Ocean Biomedical’s vaccine and therapeutic candidates are projected to be safe and well tolerated. Ocean Biomedical’s Malaria vaccine is based on the mRNA vaccine delivery platform which is the same one used by Pfizer/BioNTech for COVID-19 vaccines. Ocean Biomedical’s therapeutic candidate is a humanized mAb.

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●	Ocean Biomedical’s vaccine target discovery platform which was used to identify the malaria targets also is believed to have exciting potential for use in discovering targets against other infectious diseases such as tuberculosis or other emerging global viruses.

Needs Addressed

❖	Malaria is a deadly disease with significant unmet therapeutic needs, with 2-3 billion people at risk of infection annually worldwide and 200-300 million infected annually worldwide. It remains the leading single-agent killer of children with more than 500,000 children under age 5 killed annually. There is high unmet public health need with no effective prophylactic vaccine and current Standard of Care therapeutics have potential risk from drug resistant strains.

Suren Ajjarapu, Chairman and CEO of Aesther, commented on the potential of the business combination saying, “The world is on the cusp of a new era in biomedicine, and we are excited to be teaming up with a biopharma company that has both cutting-edge science and an innovative business model. We think that combination will result in positive valuations and long term growth, as we continually focus on identifying and accelerating promising discoveries.”

Ocean Biomedical’s Executive Chairman, Dr. Chirinjeev Kathuria commented, “Our executive team and our scientists are excited to partner with Aesther Healthcare to advance our cancer, fibrosis, and malaria discoveries into their Phase 1 trials and beyond, and to extend our unique model to other research and discovery partners.”

Dr. Jack A. Elias, Ocean Biomedical’s scientific co-founder, described the potential impact of his lab’s discoveries saying, “We believe we have discovered a master pathway that regulates multiple key cancer inducing moieties including critical immune checkpoint inhibitors in the lung. In turn, interventions based on this master pathway control the ability of tumor cells to develop, spread to the lung and grow once they’re in the lung.” He notes that “these are very novel observations that give us a completely new vision for the processes that regulate anti-cancer immune responses in the lung via immune checkpoint inhibition.” Dr. Elias also notes that based on these findings his team believes they have developed “anti-CHI3L1 monoclonal antibodies and bi-specific antibodies that are extremely exciting potential therapeutics. The combination with Aesther will allow us to further expand our development activities in this area.”

“Malaria is one of the most significant killers of children on earth,” said scientific co-founder Dr. Jonathan Kurtis. “We believe our team’s discovery of PfGARP is a major advance toward developing a vaccine for this devastating disease. Ocean Biomedical is committed to developing and delivering this vaccine to people who need it, around the world and the combination with Aesther will help accelerate those efforts.”

Ocean Biomedical’s CEO, Elizabeth Ng commented, “I have reviewed hundreds of interesting research programs/assets but the ones that are part of our initial portfolio - in cancer, fibrotic diseases, and infectious disease - are some of the most scientifically compelling and potentially life-impacting ones that I have ever seen. I am honored to be leading a company that can potentially improve the lives of millions of patients worldwide.”

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Leadership Team

Following the closing of the proposed Transaction, Dr. Chirinjeev Kathuria will serve as the Chairman of the Board of Directors. The Board will consist of nine members, including Dr. Kathuria, Suren Ajjarapu, Chairman and CEO of Aesther and Michael Peterson, a current member of the Aesther Board of Directors.

The executive team will be led by Elizabeth Ng (Chief Executive Officer) and will include Dr. Jack A. Elias (Co-founder and Chair of Scientific Advisory Board), Dr. Jake Kurtis (Co-founder, Scientific Advisory Board), Gurinder Kalra (Chief Financial Officer), Dr. Inderjote Kathuria (Chief Strategy Officer), Daniel Behr (EVP of Academic Partnerships), and Robert Sweeney (Chief Accounting Officer). Executive team bios are available at www.oceanbiomedical.com.

Transaction Overview

The proposed Transaction was unanimously approved by the boards of directors of all parties, at an expected combined pro forma enterprise value of approximately $345 million, assuming no redemptions of current Aesther public stockholders. In connection with the proposed Transaction, Aesther signed a Confirmation Agreement for an up to $40 million committed backstop by Vellar Opportunity Fund SPV LLC - Series 3. Additionally, the proposed Transaction includes a contingent earnout payable to the Ocean Biomedical stockholders and the sponsor. The proposed Transaction is expected to be completed in Q4 2022, subject to, among other things, the approval by Aesther stockholders, governmental, regulatory and third party approvals, satisfaction of minimum closing net tangible asset and cash requirements and the satisfaction or waiver of other customary closing conditions.

Advisors

EF Hutton, division of Benchmark Investments, LLC, serves as capital markets advisor to Aesther Healthcare Acquisition Corp. Nelson Mullins Riley & Scarborough LLP serves as legal counsel to Aesther Healthcare Acquisition Corp. and Malone Bailey, LLP serves as auditors to Aesther Healthcare Acquisition Corp. Dykema Gossett PLLC serves as legal counsel to Ocean Biomedical, Inc. and Deloitte & Touche LLP serves as auditors to Ocean Biomedical, Inc.

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About Aesther

Aesther is a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Its principals possess public and private market investing experience and operational knowledge to bring value added benefits to Ocean Biomedical. The Aesther team has substantial experience investing in and operating businesses in multiple sectors, as well as a significant long-term track record in creatively structuring transactions to unlock and maximize value.

To learn more, visit www.aestherhealthcarespac.com.

About Ocean Biomedical

Ocean Biomedical, Inc. is a Providence, Rhode Island-based biopharma company with an innovative business model that accelerates the development and commercialization of scientifically compelling assets from research universities and medical centers. Ocean Biomedical deploys the funding and expertise to move new therapeutic candidates efficiently from the laboratory to the clinic, to the world. Ocean Biomedical is currently developing five promising discoveries that have the potential to achieve life-changing outcomes in lung cancer, brain cancer, pulmonary fibrosis, and the prevention and treatment of malaria. The Ocean Biomedical team is working on solving some of the world’s toughest problems, for the people who need it most.

To learn more, visit www.oceanbiomedical.com

Additional Information and Where to Find It

In connection with the Merger Agreement and the proposed Transaction, Aesther intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement on Schedule 14A relating to the proposed Transaction. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Aesther has filed or may file with the SEC in connection with the proposed Transaction. Aesther’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Transaction, as these materials will contain important information about Aesther, Ocean Biomedical, the Merger Agreement, and the proposed Transaction. When available, the definitive proxy statement and other relevant materials for the proposed Transaction will be mailed to stockholders of Aesther as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and stockholders of Aesther are urged to carefully read the entire proxy statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. Aesther investors and stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Aesther Healthcare Acquisition Corp., 515 Madison Avenue, Suite 8078, New York, NY 10022, Attention: Mr. Suren Ajjarapu.

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Participants in the Solicitation

Aesther, Ocean Biomedical and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Aesther’s stockholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of Aesther’s directors and officers in Aesther’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. Such information with respect to Ocean Biomedical’s directors and executive officers will also be included in the proxy statement.

No Offer or Solicitation

This press release is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Aesther and Ocean Biomedical, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of Ocean Biomedical and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Aesther’s public stockholders and the products and markets and expected future performance and market opportunities of Ocean Biomedical. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aesther’s securities; (ii) the risk that the proposed Transaction may not be completed by Aesther’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Merger Agreement by the stockholders of Aesther, the satisfaction of the minimum net tangible assets and minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Aesther’s stockholders; (vi) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Global Market’s initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on Ocean Biomedical’s business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of Ocean Biomedical; (ix) the outcome of any legal proceedings that may be instituted against Ocean Biomedical or against Aesther related to the Merger Agreement or the proposed Transaction ; (x) changes in the markets in which Ocean Biomedical’s competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that Ocean Biomedical may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that Ocean Biomedical may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Ocean Biomedical to grow and manage growth economically and hire and retain key employees; (xvii) the risk that Ocean Biomedical may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the ability to develop, license or acquire new therapeutics; (xix) the risk that Ocean Biomedical will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that Ocean Biomedical, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Ocean Biomedical’s business; (xxii) the risk of cyber security or foreign exchange losses; (xxiii) the risk that Ocean Biomedical is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in Aesther’s filings with the SEC and that that will be contained in the proxy statement relating to the proposed Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents to be filed by Aesther from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Ocean Biomedical and Aesther may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Ocean Biomedical or Aesther gives any assurance that Ocean Biomedical or Aesther, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Aesther’s or Ocean Biomedical’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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INVESTOR CONTACT:

CORE IR

516 222 2560

pr@coreir.com

www.coreir.com

For Ocean Biomedical Media Relations

Kevin Kertscher, Communications Director
kkertscher@oceanbiomedical.com

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